Exhibit 12.1
LEAP WIRELESS INTERNATIONAL, INC.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except for ratios)

	Predecessor
	Company	Successor Company
		Five
	Seven	Months
	Months	Ended
	Ended July	December					Six Months Ended
	31,	31,		Year Ended December 31,			June 30,
	2004	2004	2005	2006	2007	2008	2008	2009
Computation of earnings:
Income (loss) before income taxes, cumulative effect of change in accounting principle, accretion of redeemable noncontrolling interests, net of tax, and equity in net (income) loss of investee	$923,544	$(2,170)	$52,300	$(17,635)	$(38,212)	$(104,113)	$(20,228)	$(90,483)
Fixed charges	14,768	24,622	58,547	106,649	209,132	270,185	117,096	146,658
Capitalized interest, net of amounts amortized	1,570	—	(8,719)	(15,861)	(42,811)	(49,302)	(24,530)	(15,258)

Total earnings	$939,882	$22,452	$102,128	$73,153	$128,109	$116,770	$72,338	$40,917

Computation of fixed charges:
Interest costs, including amounts capitalized	$4,195	$16,594	$38,784	$78,047	$166,785	$210,952	$89,854	$110,065
Estimated interest expense portion of rent expense (1)	10,573	8,028	19,763	28,602	42,347	59,233	27,242	36,593

Total fixed charges	$14,768	$24,622	$58,547	$106,649	$209,132	$270,185	$117,096	$146,658

Ratio of earnings to fixed charges	63.6x		1.7x

Deficiency of earnings to fixed charges		$(2,170)		$(33,496)	$(81,023)	$(153,415)	$(44,758)	$(105,741)

(1)	One third of rent expense is deemed to be a reasonable approximation of the interest factor.